Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Artio Global Investors Inc.
     We consent to the use of our report dated April 8, 2008 in Amendment No. 3 to the Registration Statement on Form S-1 (No. 333-149178) with respect to the consolidated statements of financial position of Artio Global Investors Inc. and Subsidiaries (formerly known as Julius Baer Americas Inc. and Subsidiaries) as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in stockholder’s equity and other comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2007, included herein and to the reference to our firm under the heading “Experts” in the related prospectus.
/s/ KPMG LLP
New York, New York
August 5, 2008